United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Consolidated Map

Annual and Extraordinary Shareholders’ Meetings of 04/26/2024

Vale S.A.

Rio de Janeiro, April 25th, 2024 – Pursuant to the CVM Resolution n. 81/2021, Vale S.A. (“Vale” or “Company”) discloses on this date the consolidated maps of the votes cast by shareholders through the remote voting ballots, for each item contained in the call notice of the Ordinary and Extraordinary General Meetings (“Meetings”) to be held, cumulatively, on April 26th, 2024.

The information on the synthetic maps can be found in the attached spreadsheet[1], which show votes of 1,537,389,633 shares for the Ordinary General Meeting and 1,546,975,051 shares for the Extraordinary General Meeting, representing approximately 36% of the voting capital of Company. The Company clarifies that the consolidated remote voting map presented today does not include the votes of holders of American Depositary Receipts, which will be represented in the AGM by Citibank, as the depositary bank.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

¹ n the attached table, the " Abstain" column encompasses blank votes, null votes, and abstantions.

Distance Voting Consolidated Map - Vale's AGM 04/26/2024
Resolution	Vote	Number of shares
1. Approval of the management report and accounts and examination, discussion, and voting on the financial statements, referring to the fiscal year ended December 31, 2023	Approve	1,244,781,218
	Reject	53,175,929
	Abstain	239,432,486
2. Proposal for the allocation of the results for the 2023 financial year, in accordance with Annex III of the Management Proposal.	Approve	1,529,197,129
	Reject	14
	Abstain	8,192,490
3. Election of the fiscal council by candidate - Total members to be elected: 4

3.1. Paulo Clovis Ayres Filho (effective) / Guilherme José de Vasconcelos Cerqueira (alternate)	Approve	1,214,763,839
	Reject	11,675,310
	Abstain	310,950,484
3.2.Márcio de Souza (effective) / Ana Maria Loureiro Recart (alternate)	Approve	1,230,047,263
	Reject	114,311,107
	Abstain	193,031,263
3.3.Raphael Manhães Martins (effective) / Jandaraci Ferreira de Araújo (alternate)	Approve	1,221,261,093
	Reject	129,345
	Abstain	315,999,195
3.4. Heloísa Belotti Bedicks (effective) / Adriana Andrade Solé (alternate)	Approve	1,119,126,813
	Reject	266,045
	Abstain	417,996,775
4. Setting the compensation of management and members of the Fiscal Council for the year 2024.	Approve	1,483,342,914
	Reject	3,565,688
	Abstain	50,481,031

Distance Voting Consolidated Map - Vale's EGM 04/26/2024
Resolution	Vote	Number of shares
1, Pursuant to articles 224 and 225 of Law No, 6,404/76, approve the Filing and Justification for Merger of Florestas Rio Doce S,A, (“FRD”), a wholly owned subsidiary of Vale,	Approve	1,499,356,428
	Reject	14
	Abstain	47,618,609
2, Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company hired to conduct the valuation of FRD,	Approve	1,499,356,428
	Reject	14
	Abstain	47,618,609

3, Approve the valuation report prepared by Macso,	Approve	1,499,326,428
	Reject	14
	Abstain	47,648,609
4, Approve the FRD’s merger into Vale, without a capital increase or new share issuance,	Approve	1,499,493,128
	Reject	14
	Abstain	47,481,909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 25, 2024		Director of Investor Relations